Exhibit 99.1

Table of Contents

NETEASE, INC.

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2019 and March 31, 2020	F-2

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended March 31, 2019 and 2020	F-3

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2019 and 2020	F-4

Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2019 and 2020	F-5

Notes to Unaudited Condensed Consolidated Financial Statements	F-6

Unaudited Condensed Consolidated Balance Sheets

(in thousands except per share data)

	Notes	December 31, 2019	March 31, 2020	March 31, 2020
		RMB	RMB	US$
				Note 2(a)
Assets
Current assets:
Cash and cash equivalents	2(d)	3,246,373	5,592,847	789,861
Time deposits	2(d)	53,487,075	50,515,092	7,134,094
Restricted cash	2(d)	3,150,354	3,507,105	495,298
Accounts receivable, net		4,169,358	4,559,441	643,916
Inventories, net		650,557	562,117	79,386
Prepayments and other current assets	5	4,817,422	6,060,421	855,895
Short-term investments		15,312,595	19,373,366	2,736,042
Assets held for sale		271,278	50,751	7,167
Total current assets		85,105,012	90,221,140	12,741,659

Non-current assets:
Property, equipment and software, net	6	4,621,712	4,569,982	645,405
Land use rights, net	7	3,707,179	3,687,971	520,841
Operating lease right-of-use assets, net	7	463,688	502,941	71,029
Deferred tax assets		903,904	934,604	131,991
Time deposits	2(d)	2,360,000	3,850,000	543,724
Long-term investments	8	9,293,868	9,217,017	1,301,691
Other long-term assets	9	5,666,610	5,670,163	800,780
Assets held for sale		2,398	—	—
Total non-current assets		27,019,359	28,432,678	4,015,461

Total assets		112,124,371	118,653,818	16,757,120

Liabilities, Redeemable noncontrolling interests and Shareholders’ equity
Current liabilities:
Accounts payable		1,212,303	1,197,007	169,050
Salary and welfare payables		2,957,360	2,429,147	343,061
Taxes payable	10(b)	3,156,513	4,390,606	620,072
Short-term loans	11	16,828,226	19,624,535	2,771,514
Deferred revenue	13	8,602,227	9,981,353	1,409,636
Accrued liabilities and other payables	12	5,292,774	5,546,607	783,331
Short-term operating lease liabilities		191,454	238,071	33,622
Liabilites held for sale		2,156	87	12
Total current liabilities		38,243,013	43,407,413	6,130,298

Non-current liabilities:
Deferred tax liabilities		382,030	625,578	88,348
Long-term operating lease liabilities		279,949	282,892	39,952
Other long-term payable		176,963	144,384	20,391
Liabilities held for sale		961	—	—
Total non-current liabilities		839,903	1,052,854	148,691

Total liabilities		39,082,916	44,460,267	6,278,989

Commitments and contingencies	17

Redeemable noncontrolling interests	14	10,448,600	10,385,411	1,466,700

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,228,531 shares issued and outstanding as of December 31, 2019 and 3,221,331 shares issued and outstanding as of March 31, 2020		2,640	2,654	375
Additional paid-in capital		3,913,656	4,687,742	662,036
Treasury Stock		—	(2,395,815)	(338,354)
Statutory reserves		1,215,208	1,215,208	171,620
Accumulated other comprehensive (loss)/income		(71,445)	69,456	9,809
Retained earnings		56,393,640	59,018,101	8,334,948
NetEase, Inc.’s shareholders’ equity		61,453,699	62,597,346	8,840,434
Noncontrolling interests	14	1,139,156	1,210,794	170,997
Total shareholders’ equity		62,592,855	63,808,140	9,011,431

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		112,124,371	118,653,818	16,757,120

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

		For the three months ended March 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
				Note 2(a)
Net revenues:
Online game	20	11,850,184	13,518,244	1,909,141
Youdao	20	225,731	541,388	76,459
Innovative businesses and others	20	2,346,294	3,002,735	424,067
Total net revenues		14,422,209	17,062,367	2,409,667
Cost of revenues	20	(6,684,535)	(7,684,745)	(1,085,293)
Gross profit		7,737,674	9,377,622	1,324,374
Operating expenses:
Selling and marketing expenses		(1,158,090)	(1,863,071)	(263,116)
General and administrative expenses		(786,850)	(885,434)	(125,047)
Research and development expenses		(2,037,694)	(2,142,649)	(302,600)
Total operating expenses		(3,982,634)	(4,891,154)	(690,763)
Operating profit		3,755,040	4,486,468	633,611
Other income/(expenses):
Investment income/(losses), net		155,824	(109,731)	(15,497)
Interest income, net		172,206	345,184	48,749
Exchange (losses)/gains		(39,520)	244,057	34,467
Other, net		37,164	66,708	9,421
Income before tax		4,080,714	5,032,686	710,751
Income tax	10(a)	(1,266,685)	(1,082,033)	(152,812)
Net income from continuing operations		2,814,029	3,950,653	557,939
Net loss from discontinued operations		(350,755)	—	—
Net income		2,463,274	3,950,653	557,939
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests		(68,783)	(386,019)	(54,516)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests		(12,373)	(13,628)	(1,925)
Net income attributable to NetEase, Inc.’s shareholders		2,382,118	3,551,006	501,498
Including:
Net income from continuing operations attributable to NetEase, Inc.’s shareholders		2,732,873	3,551,006	501,498
Net loss from discontinued operations attributable to NetEase, Inc.’s shareholders		(350,755)	—	—

Net income		2,463,274	3,950,653	557,939
Other comprehensive income
Foreign currency translation adjustment		(58,761)	150,103	21,199
Total other comprehensive (loss)/income		(58,761)	150,103	21,199
Total comprehensive income		2,404,513	4,100,756	579,138
Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests		(12,373)	(22,830)	(3,224)
Comprehensive income attributable to NetEase, Inc.’s shareholders		2,392,140	4,077,926	575,914

Net income/(loss) per share, basic		0.74	1.10	0.16
-Continuing operations		0.85	1.10	0.16
-Discontinued operations		(0.11)	—	—

Net income/(loss) per ADS, basic		18.57	27.47	3.88
-Continuing operations		21.31	27.47	3.88
-Discontinued operations		(2.74)	—	—

Net income/(loss) per share, diluted	16	0.74	1.08	0.15
-Continuing operations		0.85	1.08	0.15
-Discontinued operations		(0.11)	—	—

Net income/(loss) per ADS, diluted		18.43	27.12	3.83
-Continuing operations		21.14	27.12	3.83
-Discontinued operations		(2.71)	—	—

Weighted average number of ordinary shares outstanding, basic	16	3,206,194	3,231,395	3,231,395
Weighted average number of ADS outstanding, basic		128,248	129,256	129,256
Weighted average number of ordinary shares outstanding, diluted	16	3,231,321	3,273,999	3,273,999
Weighted average number of ADS outstanding, diluted		129,253	130,960	130,960

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (in thousands)

	Ordinary shares		Additional paid-in	Treasury stock		Statutory	Accumulated other comprehensive	Retained	Noncontrolling	Total shareholders’
	Share	Amount	capital	Share	Amount	reserves	income	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	3,199,018	2,620	—	—	—	1,214,578	17,050	43,997,388	794,209	46,025,845
Ordinary shares issued upon settlement of restricted share units	20,832	14	(14)	—	—	—	—	—	—	—
Share-based compensation	—	—	626,814	—	—	—	—	—	8,384	635,198
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	2,450,901	12,373	2,463,274
Dividends to shareholders	—	—	—	—	—	—	—	(413,589)	—	(413,589)
Foreign currency translation adjustment	—	—	—	—	—	—	(58,761)	—	—	(58,761)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(68,783)	(2,923)	(71,706)
Balance as of March 31, 2019	3,219,850	2,634	626,800	—	—	1,214,578	(41,711)	45,965,917	812,043	48,580,261

Balance as of January 1, 2020	3,228,531	2,640	3,913,656	—	—	1,215,208	(71,445)	56,393,640	1,139,156	62,592,855
Ordinary shares issued upon settlement of restricted share units	20,577	14	(14)	—	—	—	—	—	—	—
Share-based compensation	—	—	639,895	—	—	—	—	—	17,285	657,180
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	3,937,025	13,628	3,950,653
Repurchase of shares	—	—	—	(27,777)	(2,395,815)	—	—	—	—	(2,395,815)
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	(10,045)	—	—	—	—	(237,723)	(3,068)	(250,836)
Capital injection in subsidiaries by noncontrolling interest shareholders	—	—	144,250	—	—	—	—	—	37,380	181,630
Dividends to shareholders	—	—	—	—	—	—	—	(926,545)	—	(926,545)
Foreign currency translation adjustment	—	—	—	—	—	—	140,901	—	9,202	150,103
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(148,296)	(2,789)	(151,085)
Balance as of March 31, 2020	3,249,108	2,654	4,687,742	(27,777)	(2,395,815)	1,215,208	69,456	59,018,101	1,210,794	63,808,140

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(a)
Cash flows from operating activities:
Net income	2,463,274	3,950,653	557,939
Net loss from discontinued operations	350,755	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	581,177	690,057	97,455
Fair value change of equity security investments	(129,912)	327,040	46,187
Investment impairment	96,099	6,600	932
Share-based compensation cost	620,799	665,814	94,031
(Reversal of)/ allowance for doubtful debts	(18,319)	49,939	7,053
Loss on disposal of property, equipment and software	2,738	37	5
Unrealized exchange losses/(gains)	41,806	(242,508)	(34,249)
Gain on disposal of long-term investments, business and subsidiaries	(11,978)	(15,433)	(2,180)
Deferred income taxes	303,052	212,848	30,060
Net equity share of losses/(gains) from equity method investees	17,454	(46,211)	(6,526)
Fair value changes of short-term investments	(124,648)	(153,106)	(21,623)
Changes in operating assets and liabilities:
Accounts receivable	(609,092)	(430,535)	(60,803)
Inventories	163,004	88,440	12,490
Prepayments and other assets	(979,373)	(1,103,798)	(155,886)
Accounts payable	94,147	(98,679)	(13,936)
Salary and welfare payables	(484,045)	(537,907)	(75,967)
Taxes payable	939,359	1,234,078	174,285
Deferred revenue	151,641	1,379,126	194,770
Accrued liabilities and other payables	(842,077)	524,194	74,030
Net cash provided by continuing operating activities	2,625,861	6,500,649	918,067
Net cash provided by discontinued operating activities	760,713	—	—
Net cash provided by operating activities	3,386,574	6,500,649	918,067

Cash flows from investing activities:
Purchase of property, equipment and software	(369,590)	(164,320)	(23,206)
Proceeds from sale of property, equipment and software	3,820	772	109
Purchase of intangible assets, content and licensed copyrights	(851,560)	(306,835)	(43,333)
Net change of short-term investments with terms of three months or less	(40,255)	(780,535)	(110,233)
Purchase of short-term investments	(4,890,000)	(10,070,000)	(1,422,156)
Proceeds from maturities of short-term investments	2,311,322	6,887,976	972,768
Investment in equity method investees	(11,200)	(9,643)	(1,362)
Acquisitions of other equity investments	(380,816)	(195,362)	(27,590)
Proceeds from disposal of subsidiaries, investment in equity method investees and other equity investments	208,682	196,952	27,815
Placement/rollover of time deposits	(16,596,540)	(11,667,487)	(1,647,764)
Proceeds from maturity of time deposits	15,959,459	13,640,617	1,926,423
Change in other long-term assets	(31,759)	(10,522)	(1,486)
Amounts received from disposed businesses	651,176	—	—
Net cash used in continuing investing activities	(4,037,261)	(2,478,387)	(350,015)
Net cash used in discontinued investing activities	(704,004)	—	—
Net cash used in investing activities	(4,741,265)	(2,478,387)	(350,015)

Cash flows from financing activities:
Net proceeds from short-term loan with terms of three months or less	741,113	2,539,570	358,656
Proceeds of short-term loan	15,000	100,000	14,123
Repayment of short-term loan	—	(98,395)	(13,896)
Dividends paid to shareholders	(413,589)	(926,545)	(130,853)
Repurchase of redeemable noncontrolling interests	—	(462,632)	(65,336)
Proceeds from issuance of redeemable noncontrolling interest shareholders, net of issuance cost	68,611	—	—
Capital injection from noncontrolling interest shareholders	—	15,000	2,118
Cash paid for repurchase of Netease’s ADSs/ purchase of Youdao’s ADSs	—	(2,560,897)	(361,668)
Net cash provided by/(used in) financing activities*	411,135	(1,393,899)	(196,856)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(17,894)	74,100	10,465

Net (decrease)/increase in cash, cash equivalents and restricted cash	(961,450)	2,702,463	381,661
Cash, cash equivalents and restricted cash, beginning of the period	10,206,538	6,397,860	903,550
Cash, cash equivalents and restricted cash, end of the period	9,245,088	9,100,323	1,285,211
Less: Cash, cash equivalents and restricted cash of held for sales at end of the period	580,979	371	52
Cash, cash equivalents and restricted cash of continuing operations, end of the period	8,664,109	9,099,952	1,285,159

Supplemental disclosures of cash flow information of continuing operation:
Cash paid for income taxes, net of tax refund	535,723	202,044	28,534
Cash paid for interest expenses	108,664	96,711	13,658
Supplemental schedule of non-cash investing and financing activities of continuning operation:
Fixed asset purchases financed by accounts payable and accrued liabilities	253,232	377,564	53,322

*There is no financing activity from discontinued operations.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                  Organization and Nature of Operations

(a)             The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (“the Company”) with effect from March 29, 2012. The Company completed its initial public offering in July 2000 in connection with its listing on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America. As of March 31, 2020, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions mainly in the People’s Republic of China (“PRC” or “China”, references to “China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of the financial statements only, Hong Kong, Macau and Taiwan), Hong Kong, Cayman Islands and British Virgin Islands (“BVI”).   The Company also effectively controls a number of variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

In September 2019, the Company sold its Kaola e-commerce business. As a result, Kaola has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. See additional discussion on the discontinued operation in Note 3 to the condensed consolidated financial statements.

On October 26, 2019, Youdao, Inc. (“Youdao”), one of the Company’s majority-controlled subsidiaries completed its initial public offering (“IPO”) on the New York Stock Exchange. After Youdao’s offering, the Company continues to control Youdao and consolidates Youdao as its controlling shareholder.

The major subsidiaries and VIEs through which the Company conducts its business operations as of March 31, 2020 are described below:

Major Subsidiaries	Place and year of Incorporation
Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China 2003
NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China 2006
Hong Kong NetEase Interactive Entertainment Limited	Hong Kong, China 2007

Major VIEs and VIEs’ subsidiaries	Place and year of Incorporation
Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China 1997
Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China 2008
StormNet Information Technology (Hong Kong) Limited (“StormNet IT HK”)	Hong Kong, China 2008
StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China 2008
Hangzhou NetEase Leihuo Technology Co., Ltd. (“HZ Leihuo”, formerly known as Hangzhou NetEase Leihuo Network Co., Ltd.)	Hangzhou, China 2009

Guangzhou NetEase, a major VIE of the Company, was incorporated in June 1997 in China and owned by William Lei Ding, or Mr. Ding, the Company’s chief executive officer, director and major shareholder, and another Chinese employee of the Group. It is responsible for providing online game, e-mail and other value-added telecommunication services.

HZ Leihuo was incorporated in April 2009 in China by two Chinese employees of the Group and currently operates the Group’s mobile game business.

In addition, Shanghai EaseNet is a PRC company owned by Mr. Ding, and has contractual arrangements with StormNet IT HK (a joint venture established between, and owned equally by, Blizzard Entertainment, Inc. (“Blizzard”) and the Company), and with the Company. StormNet IT HK, together with its wholly owned subsidiary, StormNet IT SH, was established concurrently with the licensing of certain online games in August 2008 and provides technical services to Shanghai EaseNet.

(b)             Nature of operations

The Group generates revenues mainly from providing online game services, online courses services, advertising services, e-commerce,  and other fee-based premium services.

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; government regulations of the Internet, online game, online education and e-commerce industry in China; numbers of new entrants; dependence on key individuals; competition of similar services from larger companies; customer preferences; and the need for the continued successful development, marketing and selling of its services.

2.                  Summary of Significant Accounting Policies

(a)             Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for a complete set of financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with US GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of March 31, 2020, and the results of operations and cash flows for the three months ended March 31, 2019 and 2020. The consolidated balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the years ended December 31, 2019. Results for the three months ended March 31, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive income and condensed consolidated statement of cash flows from Renminbi (“RMB”) into the United States Dollar (“US$”) as of and for the three months ended March 31, 2020 are solely for the convenience of the readers and are calculated at the rate of US$1.00 = RMB7.0808, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

(b)             Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary with the ownership interests of minority shareholders reported as noncontrolling interests. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The Company consolidates a VIE if the Company has the power to direct matters that most significantly impact the activities of the VIE, and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The nature of the businesses and activities of the consolidated VIEs have not changed materially from the preceding fiscal year.

(c)              Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. Critical accounting estimates and assumptions include, but are not limited to, assessing the following: average playing period of paying players of online games and impairment of long-term investments.

(d)             Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in Hong Kong and/or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2019, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$226.6 million, HK$21.3 million and Euro0.4 million, respectively (equivalent to approximately RMB1,580.7 million, RMB19.0 million and RMB2.7 million, respectively). As of March 31, 2020, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$327.4 million, HK$5.0 million and Euro0.4 million, respectively (equivalent to approximately RMB2,319.5 million, RMB4.5 million and RMB2.8 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2019, there were time deposits denominated in US dollars amounting to approximately US$4,382.9 million (equivalent to approximately RMB30,576.3 million). As of March 31, 2020, there were time deposits denominated in US dollars amounting to approximately US$4,497.4 million (equivalent to approximately RMB31,864.5 million).

As of December 31,2019 and March 31, 2020, the Group had approximately RMB14.8 billion and RMB17.6 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 25.0% and 29.3% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31,2019 and March 31, 2020, the Group had a restricted cash balance approximately RMB3,150.4 million and RMB3,507.1 million, respectively, comprising as follows (in millions):

	December 31, 2019	March 31, 2020
	RMB	RMB
Customer deposit of NetEase Pay accounts	1,523.3	1,879.1
Pledge deposits for short-term bank borrowings	1,595.0	1,595.0
Others	32.1	33.0
Total	3,150.4	3,507.1

The Group had no other lien arrangements during the three months ended March 31, 2019 and 2020.

(e)              Credit Losses

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company adopted the new standard effective January 1, 2020 on a modified retrospective basis. The cumulative impact of adopting Topic 326 on the beginning retained earnings as of January 1, 2020 and on the Company’s operating results for the three months ended March 31, 2020 is immaterial.

3.                  Discontinued operations

In September 2019, the Group signed a series of agreements with a subsidiary of Alibaba Group Holding Limited (“Alibaba”) to sell its e-commerce platform Kaola for a consideration of approximately US$1.9 billion. The consideration is comprised of approximately US$1.6 billion in cash payable to the Group and Kaola equity award holders, as well as approximately 14.3 million Alibaba ordinary shares issued to the Group.  Upon completion of the transaction in September 2019, Kaola was deconsolidated from the Group and its historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations. The financial results of Kaola in the prior period are reflected on the same basis to provide the comparable financial information.

4.                  Concentrations and Risks

(a)             Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2019 and March 31, 2020, substantially all of the Group’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services (mainly related to remittances from distribution channels) and advertising services. Only one distribution channel had a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2019 and March 31, 2020.

(b)             Major Customers

No single customer represented 10% or more of the Group’s total net revenues for the three months ended March 31, 2019 and March 31, 2020.

5.                  Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31, 2019	March 31, 2020
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	356,033	1,129,699
Prepayment for royalties, revenue sharing cost	2,627,048	2,809,860
Interest and other operating income receivable	524,069	708,548
Prepayments of content and marketing cost and other operational expenses	569,122	598,214
Prepayment for sales tax and deductible value added tax	483,547	461,822
Bridge loans in connection with ongoing investments	21,259	21,578
Deposits	11,882	38,017
Employee advances	79,823	76,816
Advance to suppliers	26,664	55,179
Others	117,975	160,688
	4,817,422	6,060,421

6.                  Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31, 2019	March 31, 2020
	RMB	RMB
Building and decoration	2,987,003	2,989,873
Leasehold improvements	153,145	157,514
Furniture, fixtures and office equipment	198,909	198,813
Vehicles	74,487	75,048
Servers and computers	4,066,925	4,248,148
Software	181,223	184,393
Construction in progress	465,993	505,061
	8,127,685	8,358,850

Less: accumulated depreciation	(3,505,973)	(3,788,868)

Net book value	4,621,712	4,569,982

Depreciation expense was RMB266.4 million and RMB285.1 million for the three months ended March 31, 2019 and 2020, respectively.

7.                  Leases

The Group has operating leases for corporate offices, warehouses and retail stores. In addition, upon the adoption of ASC 842, land use rights, net with total carrying amount of RMB3,707.2 million and RMB3,688.0 million were identified as operating lease right-of-use assets as of December 31, 2019 and March 31, 2020, respectively.

The Group’s leases have remaining lease terms of 1 months to 49 years, some of which include options to terminate the leases within certain periods. The Group considers these options in determining the classification and measurement of the leases when it is reasonably certain that the Group will exercise that option.

8.                  Long-term Investments

The following is a summary of long-term investments (in thousands):

	December 31, 2019	March 31, 2020
	RMB	RMB
Investments in equity method investees	1,137,774	1,178,773
Equity investments with readily determinable fair values	3,551,545	3,264,128
Equity investments without readily determinable fair values	4,604,549	4,774,116
	9,293,868	9,217,017

(a)         Investments in equity method investees

The Group recorded equity share of losses of RMB17.5 million and equity share of earnings of RMB46.2 million for the three months ended March 31, 2019, and 2020, respectively, which was included in “investment income, net” in the condensed consolidated statements of operations and comprehensive income.

(b)         Equity investments with readily determinable fair values

As of March 31, 2020, equity investments with readily determinable fair values included RMB2,468.2 million invested in shares of Alibaba Group Holding Limited (“Alibaba”),  RMB493.6 million invested in shares of Huatai Securities Company Limited (“Huatai”) and RMB302.3 million invested in shares of Shenzhen Transsion Holding Limited (“Transsion”). The Group recorded fair value gain of RMB141.9 million and fair value loss of RMB327.0 million related to the equity investments with readily determinable fair value for the three months ended March 31, 2019 and 2020, respectively.

(c)          Equity investments without readily determinable fair value

The Group recognized impairment provision of RMB87.7 million and RMB6.6 million related to certain of the equity investments as “investment income/(losses), net” in the condensed consolidated statements of operations and comprehensive income for the three months ended March 31, 2019 and 2020, respectively.

9.                  Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	March 31,
	2019	2020
	RMB	RMB
Copyrights, licenses and domain names	3,639,211	3,459,151
Long-term receivable	1,599,524	1,621,304
Staff housing loans	71,997	62,487
Non-current deposits	140,869	139,546
Others	215,009	387,675
	5,666,610	5,670,163

10.           Taxation

(a)             Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company, and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. For the three months ended March 31, 2019 and 2020, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Invested Enterprise s (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The Enterprise Income Tax Law became effective on January 1, 2008.

Boguan, NetEase Hangzhou and certain PRC subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for the three months ended March 31, 2019 and 2020. Certain PRC subsidiaries were also qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% and the related tax benefit was recorded in the period in which the Key Software Enterprise status is recognized and notified.

The following table sets forth the component of income tax expenses of the Group for the three months ended March 31, 2019 and 2020 (in thousands):

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Current tax expense	963,633	869,185
Deferred tax expense	303,052	212,848
Income tax expenses	1,266,685	1,082,033

(b)             Taxes Payable

The following is a summary of taxes payable as of December 31, 2019 and March 31, 2020 (in thousands):

	December 31,	March 31,
	2019	2020
	RMB	RMB
Sales Tax payable	541,175	359,579
Withholding individual income taxes for employees	190,340	948,952
Enterprise income taxes	2,377,655	3,044,903
Others	47,343	37,172
	3,156,513	4,390,606

11.           Short-term Loans

As of December 31, 2019 and March 31, 2020, the short-term loans balances represent short-term loan arrangements with banks which were repayable within a maturity term within one year and charged at a fixed interest rates ranging from 0.68% to 4.57% and 0.68% to 2.41% per annum, respectively. As of December 31, 2019 and March 31, 2020, the weighted average interest rate for the outstanding short-term loans was approximately 2.38% and 1.54%, respectively. The short-term loans are denominated in US$, EUR, GBP, CAD, HK$, JPY or CNY.

As of December 31, 2019 and March 31, 2020, certain short-term loans were secured by RMB deposits of the Group in onshore branches of the banks in the amount of RMB1,595.0 million and RMB1,595.0 million (US$225.3 million), which was recognized as restricted cash (see Note 2(d)).

On August 9, 2018, the Group entered into a three year US$500 million syndicated facility agreement with a group of four mandated lead arrangers and bookrunners. The facility is priced at 95 basis points over London interbank offered rate (“LIBOR”) and has a commitment fee of 0.20% on the undrawn portion. There were US$200.0 million of borrowings outstanding under the syndicated facility as of March 31, 2020. The Group was subject to certain covenants under the syndicated facility agreement and was in compliance with these covenants as of March 31, 2020.

12.           Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2019 and March 31, 2020 (in thousands):

	December 31,	March 31,
	2019	2020
	RMB	RMB
Customer deposits on NetEase Pay accounts	1,539,417	1,933,706
Marketing expenses and promotion materials	1,672,096	1,343,975
Accrued fixed assets related payables	304,379	291,400
Server and bandwidth service fees and technical charges	231,868	206,128
Accrued revenue sharing	578,940	623,924
Content cost	403,402	561,872
Professional fees	88,041	130,740
Accrued freight and warehousing charge	47,524	49,846
Other staff related cost	69,849	150,127
Others	357,258	254,889
	5,292,774	5,546,607

13.           Deferred Revenue

Deferred revenue represents sales proceeds from prepaid points sold, unamortized mobile game in-game spending, prepaid products fees before delivery and prepaid subscription fees for internet value-added services for which services are yet to be provided as of the balance sheet dates.

For the three months ended March 31, 2020, the additions to the deferred revenue balance were primarily due to cash payments received or due in advance of satisfying the Group’s performance obligations, while the reductions to the deferred revenue balance were primarily due to the recognition of revenues upon fulfillment of the Group’s performance obligations, both of which were in the ordinary course of business.

As of March 31, 2020, a significant majority of the balances of deferred revenue are generally recognized as revenue over the next 12 months, and the remainder thereafter. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers and estimated breakage for online points.

14.           Noncontrolling Interests and Redeemable Noncontrolling Interests

NetEase Cloud Music

During 2018 and 2019, Cloud Village Inc. (“Cloud Village”), the Cayman holding company of NetEase Cloud Music issued preferred shares (“NetEase Cloud Music Preferred Shares”) to certain investors for an aggregated cash consideration of US$716.3 million and US$711.6 million, respectively.

In the first quarter of 2020, pursuant to the agreements entered between one of the redeemable noncontrolling interest and Cloud Village, Cloud Village repurchased this redeemable noncontrolling interest at a cash consideration of US$66.3 million. The Group accounted for the repurchase as an equity transaction, no gains or losses were recognized from the repurchase. The excess of the consideration transferred over the carrying amount of the redeemable noncontrolling interests surrendered, amounting to RMB240.6 million was recognized as a deemed dividend to preferred shareholders, which also reduces the numerator for EPS calculation.

As of March 31, 2020, the NetEase Cloud Music Preferred Shares investors together held approximately 36.5% issued and outstanding interests in NetEase Cloud Music. The Company still maintains in control of NetEase Cloud Music.

The NetEase Cloud Music Preferred Shares were entitled to certain preferences and privileges with respect to redemption. The Group determined that the preferred shares should be classified as redeemable noncontrolling interests since they are contingently redeemable upon the occurrence of a conditional event or a deemed redemption event, which is not solely within the control of the Group. The redemption price equals to the net initial investment amount plus annual interests, if any.

Youdao

In April 2018, Youdao issued equity interests with preferential rights (“Youdao Preferred Shares”) to two investors for a total cash consideration of US$70.0 million. The Group determined that the equity interests with preferential rights should be classified as redeemable noncontrolling interest since they are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company. The redemption price equals to the net initial investment amount plus annual interests.  Upon completion of the IPO of Youdao in October 2019, all Youdao Preferred Shares held by external preferred shareholders were automatically re-designated and converted on a one-for-one basis into Class A ordinary shares of Youdao.

Each issuance of the preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. The Group records accretions on the redeemable noncontrolling interest to the redemption value from the issuance dates to the earliest redemption dates if redemption is probable. The accretions using the effective interest method, are recorded as deemed dividends to preferred shareholders, which reduces retained earnings and equity classified noncontrolling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share.

15.           Share-based Compensation

(a)             Restricted share units plan

2019 Restricted Share Unit Plan

In October 2019, the Company adopted a 2019 restricted share unit plan (the “2019 Plan”) for the Company’s employees, directors and others. The 2019 Plan has a ten-year term and a maximum number of 322,458,300 ordinary shares available for issuance pursuant to all awards under the plan.

(b)             Share-based compensation expense

The Group recognizes share-based compensation cost in the condensed consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the Group’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.

The table below presents a summary of the Group’s share-based compensation cost for the three months ended March 31, 2019 and 2020 (in thousands):

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Cost of revenues	199,209	207,915
Selling and marketing expenses	25,247	24,811
General and administrative expenses	197,858	230,371
Research and development expenses	198,485	202,717
	620,799	665,814

As of March 31, 2020, total unrecognized compensation cost related to unvested awards under the restricted share unit plans, adjusted for estimated forfeitures, was US$546.9 million (RMB3,872.6 million) and is expected to be recognized through the remaining vesting period of each grant. As of March 31, 2020, the weighted average remaining vesting periods was 2.35 years.

(c)              Restricted share units award activities

The following table presents a summary of the Company’s RSUs award activities for the three months ended March 31, 2020:

	Number of RSUs	Weighted average grant date fair value
	(in thousands)	US$

Outstanding at January 1, 2020	2,815	244.99
Granted	1,005	312.75
Vested	(823)	231.99
Forfeited	(16)	251.46
Outstanding at March 31, 2020	2,981	271.39

The aggregate intrinsic value of RSUs outstanding as of March 31, 2020 was US$956.6 million. The intrinsic value was calculated based on the Company’s closing stock price of US$320.96 per ADS as of March 31, 2020.

The number of shares available for future grant under the Company’s 2019 RSU Plan was 304,776,175 as of March 31, 2020.

(d)             Other Share Incentive Plan

Certain of the Company’s subsidiaries have adopted stock option plans, which allow the related subsidiaries to grant options to certain employees of the Group. The options expire in five to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The award can become 100% vested on the Vesting Commencement Date, or vests in two, three, four or five substantially equal annual installments with the first installment vesting on the Vesting Commencement Date.

The Group has used the binomial model to estimate the fair value of the options granted. For the three months ended March 31, 2019 and 2020, RMB7.2 million and RMB23.4 million compensation expenses were recorded for the share options granted.

While certain share options granted will become vested or commence vesting beginning on the Vesting Commencement Date, the effectiveness of the conditions is not within the control of the Group and is not deemed probable to occur for accounting purposes until the Vesting Commencement Date. For such share options, no compensation expenses were recorded. As of March 31, 2020, there were RMB314.8 million unrecognized share-based compensation expenses are related to such share options for which the service condition had been met and are expected to be recognized when the conditions are achieved.

16.           Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the three months ended March 31, 2019 and 2020:

	For the three months ended March 31,
	2019	2020
Numerator (RMB in thousands):
Net income from continuing operations attributable to NetEase, Inc’s shareholders	2,732,873	3,551,006
Net loss from discontinued operations attributable to NetEase, Inc’s shareholders	(350,755)	—
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	2,382,118	3,551,006
Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,206,194	3,231,395
Dilutive effect of employee stock options and restricted share units	25,127	42,604
Weighted average number of ordinary shares outstanding, diluted	3,231,321	3,273,999

Net income per share from continuing operations attributable to NetEase, Inc’s shareholders, basic (RMB)	0.85	1.10
Net loss per share from discontinued operations attributable to NetEase, Inc’s shareholders, basic (RMB)	(0.11)	—
Net income per share, basic (RMB)	0.74	1.10
Net income per share from continuing operations attributable to NetEase, Inc’s shareholders, diluted (RMB)	0.85	1.08
Net loss per share from discontinued operations attributable to NetEase, Inc’s shareholders, diluted (RMB)	(0.11)	—
Net income per share, diluted (RMB)	0.74	1.08

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the three months ended March 31, 2019 and 2020, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 34.2 million shares and 17.4 million shares, respectively.

17.           Contingencies

Litigation

Overview

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and March 31, 2020.

Litigation

In April 2018, PUBG Corporation and PUBG Santa Monica, Inc. (collectively “PUBG”), filed a lawsuit against defendants NetEase, Inc., NetEase Information Technology Corp. and NetEase (Hong Kong) Limited in the U.S. District Court for the Northern District of California. PUBG subsequently dropped all claims against NetEase (Hong Kong) Limited, and added Hong Kong NetEase Interactive Entertainment Limited to the lawsuit. PUBG’s complaint generally alleged that two of the Group’s mobile games, Rules of Survival and Knives Out, infringed PUBG’s copyrights and trade dress in their competing game, Battlegrounds. On March 11, 2019, the Group entered into a settlement agreement with PUBG, and the lawsuit was dismissed. On October 15, 2019, PUBG filed a second lawsuit against the same NetEase defendants, also in the U.S. District Court for the Northern District of California, claiming the Group had allegedly breached the settlement agreement.  On March 3, 2020, the court dismissed PUBG’s new lawsuit, without prejudice, for lack of subject matter jurisdiction. On March 4, 2020, the Group initiated a declaratory judgment action against PUBG in the Superior Court of California for the County of San Mateo, requesting a declaration that the Group had not breached the settlement agreement.  As at the date of this report, this lawsuit against PUBG is on-going.

18.           Dividends

Quarterly Dividend Policy

In May 2014, the Company’s board of directors approved a new quarterly dividend policy. Under this policy, the Company intends to make quarterly cash dividend distributions at an amount equivalent to approximately 25% of the Group’s anticipated net income after tax in each fiscal quarter. In the second quarter of 2019, the Company’s board of directors determined that quarterly dividends will be set at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter.

Dividends are recognized when declared. There is no dividend payable as of December 31, 2019 and March 31, 2020, respectively.

The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the Company’s board of directors and will be based upon its operations and earnings, cash flow, financial condition, capital and other reserve requirements and surplus, any applicable contractual restrictions, the ability of the Company’s PRC subsidiaries to make distributions to their offshore parent companies, and any other conditions or factors which the board deems relevant and having regard to the directors’ fiduciary duties.

19.           Share Repurchase Programs

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings.

In November 2019, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months. As of March 31, 2020, approximately 134,000 Youdao’s ADSs had been purchased under this program for a total cost of US$2.1 million.

In February 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months.

As of March 31, 2020, approximately 1.1 million ADSs had been purchased under this program for a total cost of US$341.9 million.

20.           Segment Information

(a)             Description of segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the chief executive officer.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

Effective in the third quarter of 2019, the Group changed its segment disclosure to add the financial results of its certain advertising services and Yanxuan into innovative businesses and others.  In addition, the Group has commenced separately reporting the results of Youdao,  which completed its initial public offering and listing on the New York Stock Exchange in October 2019. As a result, the Group now reports segments as online game services, Youdao and innovative businesses and others. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive income or condensed consolidated statements of cash flows. The Group retrospectively revised prior year segment information, to conform to current year presentation.

(b)             Segment data

The table below provides a summary of the Group’s operating segment results for the three months ended March 31, 2019 and 2020. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the three months ended March 31, 2019 and 2020 (in thousands).

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net revenues:
Online game services	11,850,184	13,518,244
Youdao	225,731	541,388
Innovative businesses and others	2,346,294	3,002,735
Total net revenues	14,422,209	17,062,367

Cost of revenues:
Online game services	(4,299,345)	(4,851,831)
Youdao	(172,836)	(305,663)
Innovative businesses and others	(2,212,354)	(2,527,251)
Total cost of revenues	(6,684,535)	(7,684,745)

Gross profit:
Online game services	7,550,839	8,666,413
Youdao	52,895	235,725
Innovative businesses and others	133,940	475,484
Total gross profit	7,737,674	9,377,622

The following table set forth the breakdown of net revenues by type of good or service for the three months ended March 31, 2019 and 2020 (in thousands):

	For the three months ended March 31,
	2019	2020
	RMB	RMB

Online games services	11,850,184	13,518,244
Youdao learning services and products	135,455	442,138
Advertising services	483,153	473,912
Others	1,953,417	2,628,073
Total net revenue	14,422,209	17,062,367

The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the three months ended March 31, 2019 and 2020 (in thousands):

	For the three months ended March 31,
	2019	2020
	RMB	RMB

Online game services	52,485	66,703
Youdao	1,085	1,604
Innovative businesses and others	60,325	49,916
Total depreciation and amortization expenses of property and equipment and land use rights	113,895	118,223

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

21.           Subsequent Events

After March 31, 2020, the extent and duration of the COVID-19 pandemic remains uncertain. The Group will pay close attention to the development of the COVID-19 outbreak and evaluate its impact on the financial position and operating results of the Group. As at the date on which this set of financial statements were authorised for issue, the Group was not aware of any material adverse effects on the financial statements as a result of the COVID-19 outbreak.

In May 2020, the Company’s board of directors approved a dividend of US$1.16 per ADS for the first quarter of 2020, which is expected to be paid on June 23, 2020 to shareholders of record as of the close of business on June 12, 2020.

In May 2020, the Company announced that its board of directors had approved an amendment to the share repurchase program to expand the authorized repurchase amount to US$2.0 billion.